Free Writing Prospectus

VanEck Merk Gold Trust

2021-10-18 OUNZ Responsible Sourcing

0001546652

Pursuant to 433/164

333-238022

VANECK® MERK® GOLD TRUST (OUNZ)

THE GOLD ETF THAT DELIVERS

Responsible Sourcing

Fact Sheet Prospectus Reports

OUNZ holds London Bars. A London Bar is a gold bar meeting London Good Delivery Standards. Only gold bars that meet the standard may be delivered to OUNZ. The Good Delivery Standard includes a standard on responsible sourcing:

The London Bullion Market Association's ("LBMA") Responsible Sourcing program is a mandatory independent audit program that verifies the legitimacy of gold supply chains, ensuring sourcing meets international ethical standards: "The Responsible Sourcing Programme ensures the continuous improvement of Responsible Sourcing business practices and reassures clients that all of the metal sourced from LBMA Good Delivery Refiners is free from threat financing. The Programme follows the five-step due diligence framework set out in the OECD Guidance and requires [Good Delivery] refiners to demonstrate their efforts to combat money laundering, terrorist financing and human rights abuses, and respect the environment globally." For details, including their latest annual report, please see LBMA's Responsible Sourcing resources. In the context of OUNZ, please note:

- Any new gold introduced to the LBMA must abide by the LBMA's Responsible Sourcing Program.
- The LBMA Responsible Sourcing Program was introduced in 2012.
- 100% of gold bars held by OUNZ was refined in 2012 or later.
- Does that mean any gold refined before 2012 was not responsibly sourced? No; miners and refiners had been subject to their own set of rules and regulations. The Responsible Sourcing Program was introduced, in part, to provide streamlined standards. The Responsible Sourcing Program is a continuous improvement program, as lessons from the program are incorporated as the program evolves.
- Does it mean all gold minted after 2012 is sourced responsibly? It means all gold introduced to the LBMA is subject to the LBMA Responsible Sourcing Program. Keep in mind that old London Bars are at times sent back to refineries; as such, a London Bar refined today may include gold that was first mined before 2012.
- If you have any questions or concerns about the responsible sourcing of gold held by OUNZ, please contact us.

DOWNLOAD FACT SHEET

For more information, please also read OUNZ's Guiding Principles and the OUNZ FAQs.

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The material must be preceded or accompanied by a prospectus. Before investing you should carefully consider the VanEck Merk Gold Trust's ("Trust") investment objectives, risks, charges and expenses.

Investing involves risk, including possible loss of principal. The Trust is not an investment company registered under the Investment Company Act of 1940 or a commodity pool for the purposes of the Commodity Exchange Act. Shares of the Trust are not subject to the same regulatory requirements as mutual funds. Because shares of the Trust are intended to reflect the price of the gold held in the Trust, the market price of the shares is subject to fluctuations similar to those affecting gold prices. Additionally, shares of the Trust are bought and sold at market price, not at net asset value ("NAV"). Brokerage commissions will reduce returns.

The request for redemption of shares for gold is subject to a number of risks including but not limited to the potential for the price of gold to decline during the time between the submission of the request and delivery. Delivery may take a considerable amount of time depending on your location.

Commodities and commodity-index linked securities may be affected by changes in overall market movements and other factors such as weather, disease, embargoes, or political and regulatory developments, as well as trading activity of speculators and arbitrageurs in the underlying commodities.

Trust shares trade like stocks, are subject to investment risk and will fluctuate in market value. The value of Trust shares relates directly to the value of the gold held by the Trust (less its expenses), and fluctuations in the price of gold could materially and adversely affect an investment in the shares. The price received upon the sale of the shares, which trade at market price, may be more or less than the value of the gold represented by them. The Trust does not generate any income, and as the Trust regularly issues shares to pay for the Sponsor's ongoing expenses, the amount of gold

represented by each Share will decline over time. Investing involves risk, and you could lose money on an investment in the Trust. **For a more complete discussion of the risk factors relative to the Trust, carefully read the prospectus.**

This content is published in the United States for residents of specified countries. Investors are subject to securities and tax regulations within their applicable jurisdictions that are not addressed on this content. Nothing in this content should be considered a solicitation to buy or an offer to sell shares of any investment in any jurisdiction where the offer or solicitation would be unlawful under the securities laws of such jurisdiction, nor is it intended as investment, tax, financial, or legal advice. Investors should seek such professional advice for their particular situation and jurisdiction.

The sponsor of the Trust is Merk Investments LLC (the "Sponsor"). VanEck and Foreside Fund Services, LLC, provide marketing services to the Trust.